

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2014

<u>Via E-mail</u>
Anushavan Yeranosyan
Secretary and Treasurer
EnzymeBioSystems
16773 W Park Drive
Chagrin Falls, Ohio 44023

      Re: EnzymeBioSystems
             Registration Statement on Form S-1
             Filed June 18, 2014
             File No. 333-196879

Dear Mr. Yeranosyan:

     We have limited our review of your registration statement to the issue we have addressed in our comment.

     Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Plan of Distribution, page 24</u>

1. We note the language in the first paragraph under this heading that "[t]he offering by the selling shareholders is at a fixed price of $0.57 per share for the entire duration of the offering." We also note the language in the following paragraph that in the event a market develops for your common stock, "the shares may be sold…at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed." Please revise your disclosure throughout your prospectus as necessary to correct this discrepancy and clarify whether your common stock will be sold at a fixed price of $0.57 per share for the entire duration of the offering, or at the prevailing market price if and when a market develops.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Christina De Rosa at (202) 551-3577, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        Thomas C. Cook, Esq.
        Law Offices of Thomas C. Cook, Ltd.
        500 N. Rainbow Blvd., Suite 300
        Las Vegas, NV 89107